PAR TECHNOLOGY CORPORATION

**LONG-TERM PERFORMANCE-BASED
RESTRICTED STOCK AGREEMENT**

AGREEMENT made this _____ day of _____, 20__ (the "Effective Date"), between PAR Technology Corporation, a Delaware corporation (the "Company"), and _____ (the "Stockholder").

WITNESSETH:

WHEREAS, the shareholders of the Company previously approved, and the Company continues to maintain, the PAR Technology Corporation 2005 Equity Incentive Plan ("Plan");

WHEREAS, for purposes of this Agreement, all defined terms, as indicated by the capitalization of the first letter of such term, shall have the meanings specified in the Plan to the extent not specified in this Agreement;

WHEREAS, the above-named Stockholder is serving as _____ of the Company (a "Business Relationship"); and

WHEREAS, pursuant and subject to the terms of the Plan, and in accordance with the terms of this Agreement, the Company wishes for the Stockholder to have a proprietary interest in the Company's financial success by granting such Stockholder the right to purchase _____ shares of the Company's Common Stock (the "Restricted Shares").

NOW, THEREFORE, for good and valuable consideration, receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1. ACQUISITION OF SHARES

1.1.   Purchase of Shares. The Stockholder shall purchase the Restricted Shares, subject to the terms and conditions set forth in this Agreement, at a purchase price of $.02 per Restricted Share ("Per Share Purchase Price"). The aggregate purchase price of _____ Dollars ($_____) (the "Purchase Price") for the Restricted Shares shall be paid by the Stockholder.

1.2.   Stock Power. Simultaneously with execution of this Agreement, the Stockholder shall execute the Stock Power attached hereto as Exhibit A. Upon receipt of the Stock Power by the Company for the Restricted Shares, the Company shall issue and hold in escrow one or more certificates in the name of the Stockholder for that number of Restricted Shares purchased by the Stockholder, subject to the restrictive legend described in Section 4.6, and subject to the other terms and conditions of this Agreement. As an alternative to issuing physical certificates, the Company may record ownership of the Restricted Shares, and the applicable restrictions, in book form (or in any other form of un-certificated ownership).

1

ARTICLE 2. VESTING; COMPANY REPURCHASE RIGHT; RIGHT OF FIRST REFUSAL

    2.1 <u>Vesting</u>.

    (a) If the Stockholder maintains a continuous Business Relationship with the Company through _____, and if the _____ for the Company's fiscal year that ends December 31, 20____ are at least _____, then the Stockholder shall vest in _____ percent of the Restricted Shares.

[If vesting is intended to occur over more than one installment, add the following paragraph one or more times as required to reach 100% vesting]

    (__) If the Stockholder maintains a continuous Business Relationship with the Company _____, and if the _____ for the Company's fiscal year that ends December 31, 20____ are at least _____, then the Stockholder shall vest in either

        (i) ____ percent of the Restricted Shares, if the Stockholder previously vested in Restricted Shares pursuant to (__) above, or

        (ii) ____ percent of the Restricted Shares, if the Stockholder did not previously vest in Restricted Shares pursuant to (__) above.

    (__) If the Stockholder maintains a continuous Business Relationship with the Company through the _____, and if the _____ for at least____ out the _____ applicable fiscal years described in (_____) above meet or exceed the applicable fiscal year threshold (_____), then the Stockholder shall vest in ___ percent of the Restricted Shares. (For purposes of this paragraph (__), the "catch-up" provisions in subparagraphs _____ above shall be disregarded.)

    (__) To the extent Restricted Shares do not become vested pursuant to paragraph(s) _____ above on or before the _____ anniversary of the Effective Date, such "Unvested Restricted Shares" shall be forfeited as of the earlier of such _____ anniversary or the date of termination of the Business Relationship of the Stockholder with the Company. The Company shall repurchase (the "Repurchase Right") from the Stockholder each of the Unvested Restricted Shares for the Per Share Purchase Price stated in Section 1.1 above. In no event shall the Repurchase Right obligate the Company to purchase from the Stockholder any Restricted Shares that become vested pursuant to this Section 2.1.

    (__) As an exception to the vesting requirements described in paragraph(s) _____ above, if a Change in Control (as defined in the Plan) occurs prior to the _____ anniversary of the Effective Date, and if the Stockholder maintains a continuous Business Relationship with the Company through the effective date of the Change in Control, the Stockholder shall (to the extent not already vested) vest in all of the Restricted Shares as of the effective date of the Change in Control.

(g)   For purposes of this Agreement, a Business Relationship with the Company shall include a Business Relationship with an affiliate or subsidiary of the Company (i.e., any business organization controlling, controlled by, or under common control with, the Company).

2.2   Exercise of Repurchase Right and Closing.

(a)   The Company shall exercise the Repurchase Right by delivering or mailing to the Stockholder (or his estate), in accordance with Section 4.7, written notice of exercise within 30 days after the earlier of the _____ or the termination of the Business Relationship of the Stockholder with the Company.

(b)   Within 10 days after his receipt of the Company's notice of the exercise of the Repurchase Right pursuant to subsection 2.2(a) above, the Stockholder (or his estate or escrow agent) shall tender to the Company at its principal offices the certificate or certificates, if applicable, representing the Unvested Restricted Shares which the Company has elected to purchase, duly endorsed in blank by the Stockholder or with duly executed stock powers attached thereto, all in form suitable for the transfer of such Unvested Restricted Shares to the Company. If ownership of the Restricted Shares is reflected in book form (or in any other form of un-certificated ownership), the Stockholder shall execute and provide any and all such documentation or other authorization suitable for the transfer of such Unvested Restricted Shares to the Company.

(c)   After the time at which any Unvested Restricted Shares are required to be delivered to the Company for transfer to the Company pursuant to subsection (b) above, the Company shall not pay any dividend to the Stockholder on account of such Unvested Restricted Shares or permit the Stockholder to exercise any of the privileges or rights of a stockholder with respect to such Unvested Restricted Shares, but shall, insofar as permitted by law, treat the Company as the owner of such Unvested Restricted Shares.

(d)   The Company shall not purchase any fraction of an Unvested Restricted Share upon exercise of the Repurchase Right, and any fraction of an Unvested Restricted Share resulting from a computation made pursuant to Section 2.1 of this Agreement shall be rounded to the nearest whole Unvested Restricted Share (with any one-half Unvested Restricted Share being rounded upward).

2.3   Restrictions on Transfer. As provided in Section 1.2 of this Agreement, all of the Restricted Shares shall be held in escrow by the Company. While the Restricted Shares are held in escrow, the Stockholder shall not sell, assign, transfer, pledge, hypothecate or otherwise dispose of, by operation of law or otherwise (collectively "transfer"), any of the Restricted Shares, or any interest therein. Subject to the Company's right of first refusal described in Section 2.4, as and when vested pursuant to Section 2.1:

(a)   affected Restricted Shares shall be released from the escrow to the Stockholder in such number of shares as the Company reasonably estimates will be sufficient (when sold by the Stockholder) to pay income and employment taxes that become due as a result of vesting;

        (b)   ____ percent (____%) of the Restricted Shares that remain undistributed after the release described in (a) above shall be released from the escrow to the Stockholder; and

        (c)   ____ percent (____%) of the Restricted Shares that remain undistributed after the release described in (a) above shall be released from the escrow to (or on behalf of) the Stockholder upon the earliest of:

        (i)   the first anniversary of the date of termination of the Business Relationship of the Stockholder with the Company,

        (ii)   the Stockholder's death, or

        (iii)   the closing of a Change in Control.

    2.4   <u>Company's Right to Purchase Vested Restricted Shares</u>. Prior to the Stockholder's intended disposition or transfer of any Restricted Shares that have become vested ("Vested Shares") and that are no longer subject to the holding periods described in Section 2.3, the Stockholder shall provide advance written notice of such intended disposition or transfer to the Company. Such advance written notice shall be provided at least 10 days but not more than 20 days in advance of the intended disposition or transfer. The Company shall have seven days following its receipt of the Stockholder advance notice during which the Company may elect to purchase the Vested Shares that the Stockholder intends to dispose of or transfer. If the Company elects to purchase such Vested Shares, the Company shall provide the Stockholder with written notice of the Company's election to purchase the Vested Shares and shall complete the purchase within five business days of the Company's notice of its election. The per share purchase price for the Vested Shares purchased by the Company shall equal the average of the closing prices for a share of the Company's Common Stock on the five trading days that immediately precede the date the purchase is completed. The Stockholder (or his estate or escrow agent) shall tender to the Company at its principal offices the certificate or certificates, if applicable, representing the Vested Shares which the Company has elected to purchase, duly endorsed in blank by the Stockholder or with duly executed stock powers attached thereto, all in form suitable for the transfer of such Vested Shares to the Company. If ownership of the Vested Shares is reflected in book form (or in any other form of un-certificated ownership), the Stockholder shall execute and provide any and all such documentation or other authorization suitable for the transfer of such Vested Shares to the Company.

    2.5   <u>Market "Stand-Off" Agreement</u>. The Stockholder hereby agrees that, during the period of duration (not to exceed one hundred eighty (180) days) specified by the Company and an underwriter of Common Stock or other securities of the Company, following the effective date of a registration statement of the Company filed under the Act, such Stockholder shall not, to the extent requested by the Company and such underwriter, directly or indirectly sell, offer to sell, contract to sell (including without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of the Company held by the Stockholder at any time during such period except shares included in such registration; provided, however, that all officers and directors of the Company enter into similar agreements. The market "stand-off" agreement established pursuant to this Section 2.5 shall have perpetual duration.

2.6   Transfers in Violation of Agreement. If any transfer of the Unvested Restricted Shares, or Vested Shares, is made or attempted contrary to the provisions of this Agreement, the Company shall have the right to purchase the Restricted Shares or Vested Shares, as applicable, from the owner thereof or his transferee at any time before or after the transfer, as herein provided. In the event that the Company elects to exercise its right under this Section 2.6, it may do so by canceling the certificate(s) representing the affected Unvested Restricted Shares or Vested Shares and depositing the purchase price, which shall be the Purchase Price, in a bank account for the benefit of Stockholder, whereupon such Unvested Restricted Shares or Vested Shares, as applicable, shall be, for all purposes, canceled and neither the Stockholder nor any transferee shall have any rights as one of its stockholders with respect to such Unvested Restricted Shares or Vested Shares, as applicable, for any purpose, including without limitation dividend and voting rights, until there has been compliance with all applicable provisions of this Agreement. In addition to any other legal or equitable remedies which it may have, the Company may enforce its rights by actions for specific performance (to the extent permitted by law).

ARTICLE 3. FORFEITURE AND RETURN OF SHARES

3.1   Termination for Cause. If the Business Relationship between the Stockholder and the Company is terminated "for Cause" (as defined in the Plan), this Agreement shall immediately terminate and the Company shall have the right to repurchase (for the Per Share Purchase Price stated in Section 1.1 and in accordance with the procedure stated in Section 2.2) any of the Restricted Shares whether or not such shares have vested.

3.2   Restrictive Covenants. In consideration for the grant of the Restricted Shares, Stockholder agrees as follows:

(a)   **Confidentiality.** Stockholder agrees that he shall not, without the prior written consent of the Company, disclose or use in any way, either during employment by the Company or thereafter, except to perform services as an employee or director of the Company, any confidential business or technical information or trade secret that is not in the public domain acquired in the course of employment by the Company. Stockholder acknowledges and agrees that it would be difficult to fully compensate the Company for damages resulting from the breach or threatened breach of the foregoing provision and, accordingly, that the Company shall be entitled to temporary preliminary and permanent injunctive relief to enforce such provision. This provision with respect to injunctive relief shall not, however, diminish the Company's right to claim and recover damages. Stockholder covenants to use his best efforts to prevent the publication or disclosure of any trade secret or confidential information that is not in the public domain concerning the business or finances of the Company or the Company's affiliates, or any of its or their dealings, transactions or affairs which may come to his knowledge in the pursuance of his duties or employment.

(b) **Non-Competition.** While Stockholder is employed by the Company, and for a period of one year after employment with the Company ends for any reason, Stockholder shall not, directly or indirectly, own, manage, operate, control or participate in the ownership, management, operation or control of, or be connected as an officer, employee, partner, director, individual proprietor, lender, consultant or otherwise with, or have any financial interest in, or aid or assist anyone else in providing services or products to or on behalf of, any of the Company's direct competitors (which include, by way of example and not limitation, _____) in any way, in any jurisdiction(s) in which the Company (inclusive of any group, affiliate, division or subsidiary of the Company) operates, has clients or customers, or otherwise conducts or is engaged in business, whether within or outside the United States; provided, however, that ownership of not more than 5% of the voting stock of any publicly held corporation shall not constitute a violation of this paragraph.

(c) **Non-Solicitation.** While Stockholder is employed by the Company, and for a period of one year after employment with the Company ends for any reason, Stockholder shall not directly or indirectly solicit (other than on behalf of the Company) business or contracts for any products or services of the type provided, developed or under development by the Company during employment by the Company, from or with (x) any person or entity which was a customer of the Company for such products or services as of, or within 24 months prior to, the date of termination of employment with the Company, or (y) any prospective customer which the Company was soliciting as of, or within 24 months prior to, termination. Additionally, while Stockholder is employed by the Company, and for a period of two years after employment with the Company ends for any reason, Stockholder will not directly or indirectly contract with any such customer or prospective customer for any product or service of the type provided, developed or which was under development by the Company during employment with the Company. Stockholder will not at any time knowingly interfere or attempt to interfere with any transaction, agreement or business relationship in which the Company was involved or was contemplating during Stockholder's employment with the Company, including but not limited to relationships with investors, prospective investors, customers, prospective customers, agents, contractors, vendors, service providers and suppliers.

(d) **Non-Recruitment.** While Stockholder is employed by the Company, and for a period of one year after employment with the Company ends for any reason, Stockholder shall not, directly or indirectly, solicit, recruit or hire, or in any manner assist in the hiring, solicitation or recruitment, of any individual who is or was an employee of the Company, or who otherwise provided services to the Company, within 24 months prior to the termination of Stockholder's employment with the Company.

If the Stockholder violates any of the restrictive covenants described in this Section 3.2 or in any policy of the Company, then in addition to any other legal and equitable remedies (including injunctive relief) that may be available to the Company, this Agreement shall immediately terminate and the Company shall have the right to repurchase (for the Per Share Purchase Price stated in Section 1.1 and in accordance with the procedure stated in Section 2.2) any of the Restricted Shares whether or not such shares have vested.

3.3   Return of Shares.   To the extent that the Company's Board of Directors determines that Restricted Shares were considered vested and that such vesting was based on materially inaccurate financial information or any other materially inaccurate performance criteria, (a) such Restricted Shares shall no longer be treated as vested, (b) such Restricted Shares shall be forfeited, and (c) to the extent released to the Stockholder from the escrow described in this Agreement, such Restricted Shares shall be returned (or the gross cash equivalent repaid) by the Stockholder to the Company.   Stockholder agrees to return such Restricted Shares (or to make such repayment) within 10 business days of the Board of Directors' demand.   Within 10 business days of the Company's receipt of returned Restricted Shares, the Company shall pay to the Stockholder the amount actually paid by the Stockholder for the returned Restricted Shares pursuant to Section 1.1.   In the case of a repayment of the cash equivalent, the amount to be repaid to the Company shall equal (x) the value of the applicable Restricted Shares, determined as the average of the closing prices for the Company's Common Stock on the five trading days that immediately precede the date of the Board of Directors' demand, minus (y) the amount actually paid by the Stockholder for the applicable Restricted Shares pursuant to Section 1.1.

ARTICLE 4. MISCELLANEOUS

4.1   Adjustments for Stock Splits, Stock Dividends, etc.   If from time to time during the term of the Repurchase Right there is any stock split-up, stock dividend, stock distribution or other reclassification of the Common Stock of the Company, any and all new, substituted or additional securities to which the Stockholder is entitled by reason of his or her ownership of the Restricted Shares shall be immediately subject to the Repurchase Right, the restrictions on transfer and the other provisions of this Agreement in the same manner and to the same extent as the Restricted Shares, and the Purchase Price shall be appropriately adjusted.

4.2   Investment and Tax Representations.   The Stockholder represents, warrants and covenants as follows:

(a)   He has had such opportunity as he has deemed adequate to obtain from representatives of the Company such information as is necessary to permit him to evaluate the merits and risks of an investment in the Company. The Stockholder acknowledges that certain of such information may be forward-looking and is therefore speculative and subject to known and unknown risks and uncertainties and other factors which may cause the actual performance of the Company to be materially and adversely different from any performance expressed or implied by such forward-looking statements.

(b)   He has sufficient experience in business, financial and investment matters to be able to evaluate the risks involved in an investment in the Restricted Shares and to make an informed investment decision with respect to such investment.

(c)   He can afford the complete loss of the value of the Restricted Shares and is able to bear the economic risk of holding such Restricted Shares for an indefinite period of time.

(d)   He understands that (i) the Federal income tax consequences to the Stockholder of the purchase and sale of the Shares will vary depending upon whether the Stockholder makes an election under Section 83(b) of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) the Stockholder understands that the Company is not providing the Stockholder with any advice as to whether to make such election, (iii) the Stockholder has been advised to seek, and has sought, the counsel of his or his own tax advisor as to whether, where and how to make such election, (iv) such election, if made, must be filed with the Internal Revenue Service within 30 days of the date of this Agreement, and (v) the Stockholder must notify the Company upon making such election.

4.3   Withholding Taxes.

(a)   The Stockholder acknowledges and agrees that the Company has the right to deduct from payments of any kind otherwise due to the Stockholder any federal, state or local taxes of any kind required by law to be withheld with respect to the purchase of the Restricted Shares by the Stockholder.

(b)   If the Stockholder elects, in accordance with Section 83(b) of the Code to recognize ordinary income in the year of acquisition of the Restricted Shares, the Company will require at the time of such election an additional payment for withholding tax purposes based on the difference, if any, between the purchase price for such Restricted Shares and the fair market value of such Restricted Shares as of the date of the purchase of such Restricted Shares by the Stockholder.

4.4   No Rights to Business Relationship. Nothing contained in this Agreement shall be construed as giving the Stockholder any right to continue his or her Business Relationship with the Company.

4.5   Waiver; Disposition of Stock. From time to time the Company may waive its rights hereunder either generally or with respect to one or more specific transfers which have been proposed, attempted or made. All action to be taken by the Company hereunder shall be taken by vote of a majority of its disinterested members of the Board of Directors then in office. Any Restricted Shares which the Company has elected to purchase hereunder may be disposed of by the Board of Directors in such manner as it deems appropriate, with or without further restrictions upon the transfer thereof.

4.6   Restrictive Legends. All certificates representing Restricted Shares shall have affixed thereto legends in substantially the following form:

> "The shares of stock represented by this certificate are subject to restrictions on transfer and an option to purchase set forth in a certain Restricted Stock Agreement between the corporation and the registered owner of this certificate (or his predecessor in interest), and such Agreement is available for inspection without charge at the office of the Secretary of the Corporation."

4.7   Acknowledgments by Stockholder. Stockholder acknowledges that he has been advised, and that Stockholder understands, that:

(a)   the grant of the Restricted Shares and the issuance of any shares pursuant to this Agreement may be subject to, or may become subject to, applicable reporting, disclosure and holding period restrictions imposed by Rule 144 under the Securities Act of 1933 ("Rule 144") and Section 16 of the Securities Exchange Act of 1934 ("Section 16"); and

(b)   shares acquired could be subject to Section 16(a) reporting requirements as well as the short swing trading prohibition contained in Section 16(b) which precludes any profit taking with respect to any stock transactions which occur within any six-month period.

The Stockholder further acknowledges receipt of a copy of the Plan.

4.8   Successors and Assigns; Assignment. This Agreement shall be binding upon the parties hereto and their heirs, representatives, successors and assigns. The Company may assign its rights hereunder either generally or from time to time.

4.9   Notices. All notices to a party hereto shall be in writing and shall be deemed to have been adequately given if delivered in person or if given by registered or certified mail, postage prepaid:

> If to the Company: PAR Technology Corporation
>   PAR Technology Park
>   8383 Seneca Turnpike
>   New Hartford, NY 13413-4991
>   Attn: Legal Department
>
> If to the Stockholder:

or to such other address as any party may from time to time designate for itself by notice in writing given to the other parties hereto.

4.10   Term and Termination. This Agreement shall remain in effect until all Repurchase Rights have expired under Section 2.1 above.

4.11   Amendments. This Agreement may be amended or modified in whole or in part only by an instrument in writing signed by the Company and the Stockholder.

4.12   Entire Agreement. This Agreement is entered into pursuant to and subject to the terms of the Plan, the applicable terms of which are incorporated herein by reference. This Agreement, Exhibits to this Agreement and applicable terms of the Plan constitute the entire agreement between the parties, and all premises, representations, understandings, warranties and agreements with reference to the subject matter hereof have been expressed herein or in the documents incorporated herein by reference.

4.13 <u>Applicable Law; Severability</u>. This Agreement shall be governed by and construed and enforced in accordance with New York law. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision hereof shall be prohibited by or invalid under any such law, that provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or nullifying the remainder of that provision or any other provisions of this Agreement.

4.14 <u>Counterparts</u>. This Agreement may be executed in multiple counterparts, each of which shall be deemed in original but all of which together shall constitute one and the same instrument.

4.15 <u>Effect of Heading</u>. Any table of contents, title of any article or section heading herein contained is for convenience or reference only and shall not affect the meaning of construction of any of the provisions hereof.

IN WITNESS WHEREOF, the Stockholder has hereunto set his hand and the Company has authorized this Agreement to be signed by its officers thereunto duly authorized, effective as an instrument under seal.

PAR TECHNOLOGY CORPORATION

By: _____

Name: Paul B. Domorski
Title: President & CEO

_____

_____

Stockholder

EXHIBIT A

IRREVOCABLE STOCK POWER

FOR VALUE RECEIVED, the undersigned does hereby sell, assign and transfer to

_____

_____

_____ shares of the common stock of PAR Technology Corporation represented by Certificate(s) No (s). _ inclusive, standing in the name of the undersigned on the books of said Company.

The undersigned does hereby irrevocably constitute and appoint _____ _____ attorney to transfer the said stock, as the case may be, on the books of said Company, with full power of substitution in the premises.

Dated: _____   (x) _____

PERSON EXECUTING THIS POWER SIGN HERE

IMPORTANT - READ CAREFULLY

The signature(s) to this Power must correspond with the name(s) as written upon the face of the certificate(s) in every particular without alternation or enlargement or any change whatever.

_____

IMPRINT SIGNATURE MEDALLION HERE